VIDEO DESCRIPTION FOR BUFFBREW TAPROOM LLC

We care about Houston. That's the only reason we exist. You are the only reason we exist. We get up we do this for you. You've been good to us. We want to give back. We want to share our success with you. We started Buffbrew back in 2011 because no one was making the beer we wanted to drink; they were playing it safe, they weren't taking the risks. They weren't pushing you, the consumer, to challenge the ideas of what's possible in beer. After two years of getting our buffalo's in a row, we have great news for our city, for our fans, and our brewery. Right now, we're building a 3-story, 35,000 feet brewery that's going to be un-freaking-believable. Imagine if Willy Wonka was a Belgian monk in cowboy boots. That's what we're doing. First floor will be that rough and ready, on concrete, pull beer off the tank. Second floor will be more refined experience, with air conditioning because mom cares about that. Third floor we'll be enjoying beer on the roof, with beautiful view of the downtown. It's going to be incredible. This location will be 10 times distribution, 10 times more enjoyment of Houston's most creative beer. Here's the thing I'm most proud of. For the first time in Houston's history, beer lovers are going to get a chance to participate in a local brewery's financial success. I'm not talking about t-shirts, this isn't some campaign where we give away some glassware; you've got enough glassware. I'm talking about offering a piece of Buffbrew to you. Our friends, family, fans can get a piece of our success. It's an actual profit sharing in our success. We make money, you make money with us. To be clear, the new brewery is happening. We're doing it. We can finance it a hundred different ways, but why would we? I wasn't put on this planet to make rich people richer. I wasn't trying to work for a brand that doesn't care about the people. What's more local, than local brewery owned by local people participating in every aspect of the brewery. From the ground up, to the whole neighborhood. To find out how you can own a piece of Houston's most creative brewery, go to www.buffbrew.com.